02024521

P.E 12-29-2001
ARS
1-14637

SEC MAIL PROCESSING
RECEIVED
MAR 1 9 2002
354
WASH. D.C. SECTION

Banta Corporation >>

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

2001 ANNUAL REPORT

Supply-Chain Management

Global companies seek to improve supply-chain performance by more efficiently managing activities from material sourcing through manufacturing and distribution. Banta is a supply-chain management pioneer, providing globally integrated services in North America, Europe and Asia. Information systems connect Banta, the customer and the customer's suppliers into a common technology infrastructure that tracks product quality, inventories, distribution and product life cycles.

SUPPLY-CHAIN MANAGEMENT



HARDWARE

Banta serves as a global outsourcing partner to the world's leading computer hardware manufacturers. The process begins with product flow analysis, followed by the implementation of a customized plan to optimize supply-chain performance. Banta then provides services ranging from component sourcing and procurement to product assembly, packaging, inventory control and global distribution. Throughout the supply chain, Banta applies sophisticated information technologies to achieve superior process control, thereby increasing capacity while reducing costs, cycle times and inventory requirements.



SOFTWARE

Serving as a virtual factory for a variety of software publishers, Banta turns intellectual property into products and distributes them around the globe through channel partners or directly to end users. Software publishers turn to Banta for a complete range of services, including order entry, material sourcing, building product to demand, shipping directly to designated channels and even payment collection. The integration of Banta's information technology systems with those of the customer allows Banta to become an integral part of its clients' critically important supply-chain functions.



COMMUNICATIONS AND NETWORKING

The rapidly growing communications and networking segment includes a wide variety of products ranging from routers and DSL products to complex server components that make the Internet work. Processing these specialized products often involves assembling complex kits containing 10 to 40 separate pieces that may include print materials, CDs, cables and connectors. Global facilities in North America, Europe and Asia make Banta a leading outsourcing specialist for companies needing assembly and distribution services for their communications and networking products.

HEALTHCARE



SINGLE-USE HEALTHCARE PRODUCTS

For nearly 30 years, Banta has been a respected manufacturer of single-use healthcare products. The corporation offers an extensive line of paper, gauze and film-based products, such as patient exam gowns, table paper, equipment drapes, dental bibs, gauze sponges, headrest covers and thermometer sheaths. Banta's products are primarily used by physician's offices, hospitals, long-term care facilities and dental offices.

Banta Corporation At A Glance

Print Banta's Print Sector creates significant value for both shareholders and customers by establishing leadership positions in growing and profitable niche markets, and creating innovative, customer-driven solutions. From digital content management to customized distribution and fulfillment programs, Banta's "value chain" goes well beyond traditional printing and binding services to provide customers with a complete range of integrated, information management solutions.

PRINT



BOOKS

An innovative leader, Banta provides educational, trade, professional and religious publishers a unique blend of print and electronic media products, as well as value-added packaging, fulfillment, project management and distribution services. Products range from softcover books, technical manuals and business directories to specialty calendars, classroom kits and multimedia materials. An extensive network of printing, fulfillment and distribution centers allows Banta to meet the growing demand for enterprise-publishing solutions that address high-volume literature management needs.



SPECIAL-INTEREST MAGAZINES

Offering a total production solution for publishers of business, association, alumni, evangelical and consumer special-interest magazines helps Banta remain a leader in the fastest-growing, most profitable segment of the magazine industry. Banta provides seamless services that include digital prepress, printing, binding, mailing and distribution, as well as Web support and design. Three market-focused facilities produce more than 800 titles, optimizing workflow efficiencies while delivering the quality, cost-effectiveness, flexibility and responsiveness required by magazine publishers.



DIRECT MARKETING MATERIALS

Print personalization plays an increasingly important role in the one-to-one marketing programs of major companies. Banta leads the industry in providing consumer-targeted direct marketing materials and sophisticated in-line systems that perform printing, personalized imaging and all finishing steps such as die cuts, folds, outer envelope forming and component insertion in a single operation. These custom-developed systems allow high-volume mailers to create multicomponent packages with personalized elements ranging from text messages to store maps and bar codes.



CATALOGS

Specialty and retail catalog marketers turn to Banta for sophisticated production and distribution tools to plan, prepare, print and distribute high-quality catalogs in a variety of formats. From slick fashion catalogs to business-to-business catalogs containing 2,000 pages, Banta offers capabilities that streamline production while providing fast, economical distribution options. By combining digital content management technologies with demographic binding and inkjet imaging systems, Banta helps catalogers capture and manage customer data to create highly personalized mailings.

[illegible] is a technology and market leader in printing and supply-chain management. Banta provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including advanced digital content management and e-business services. Banta's global supply-chain management business provides a wide range of outsourcing capabilities to the world's largest technology companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution.

[illegible]

Financial Highlights

Dollars in thousands (except per share amount)	2001	2000	% Change
STATEMENT OF EARNINGS			
Net sales	$1,457,935	$1,537,729	(5.2)%
Earnings from operations	108,409	114,793	(5.6)
EBITDA[1]	183,787	190,537	(3.5)
Net earnings[2]	57,497	58,743	(2.1)
Return on average shareholders' investment[2]	14.8%	16.2%	
PER SHARE			
Diluted earnings[2]	$2.31	$2.35	(1.7)%
Cash dividends paid	.61	.60	1.7
Book value	16.47	15.10	9.1
Stock price range	22.93-30.92	17.56-25.37	
BALANCE SHEET			
Working capital[3]	$148,805	$194,064	(23.3)%
Plant and equipment at cost	908,525	876,243	3.7
Long-term debt, excluding current maturities	130,981	179,202	(26.9)
Shareholders' investment	407,278	370,912	9.8
Debt to total capitalization[4]	24.3%	32.6%	

[1] EBITDA is defined as earnings from operations before depreciation, amortization and restructuring charges.
[2] Results for 2001 are before the effect of an investment charge ($7.5 million or $0.30 per common share, after tax).
[3] Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding short-term debt and current maturities.
[4] Long-term debt to long-term debt and shareholders' investment.



$2.50
2.15
1.80
1.45
1.10
0.75
97
98
99
00
01

EARNINGS PER SHARE (diluted and before one-time charges)



$200
175
150
125
100
75
97
98
99
00
01

EBITDA[1] (in millions)

To Our Shareholders

2001 was a year of great contrasts. We celebrated Banta's 100th anniversary recognizing the people and significant events that helped shape our corporate history. And we delivered strong financial performance in a very challenging economic environment. With September 11 came a change in all of our lives, a reordering of our priorities and a strengthening of our resolve for the future.

In the weeks following 9/11 we witnessed throughout our organization a broad and powerful demonstration of unity and strength. Our employees' unselfish generosity and caring was on display everywhere, as they contributed time, blood and money to the disaster relief efforts. And yet, their focus on Banta's commitment to our customers and our shareholders was never lost.

Thus, I am particularly pleased to report that Banta's diversified business mix, strong market positioning and aggressive cost controls enabled the company to post sales and earnings nearly equal to the record levels achieved in 2000. Full-year diluted earnings per share were $2.31 compared with last year's $2.35, before a one-time investment charge taken during 2001's first quarter. Net earnings for the year were $57.5 million, down only 2 percent from 2000's record $58.7 million, before the one-time charge. 2001 sales were $1.46 billion, modestly below 2000's $1.54 billion. These results, while slightly down from last year's record levels, contrast quite favorably with many companies in the manufacturing sector and are a testimony to Banta's tight controls and disciplined management focus.

Throughout this past year, Banta focused on expanding customer relationships, broadening our value-added services and driving down operational costs. Early in the second quarter, as the first signs of economic softness began to emerge, we instituted stringent cost and expense controls, resulting in improved 2001 gross margins. We also reduced inventories 34 percent, cut our capital spending by nearly 50 percent and lowered our long-term debt levels by more than $50 million, while implementing programs to drive new revenue opportunities.

As a result, we earned important new business, nearly achieving our revenue goal, while cutting expenses more than $15 million — without significant layoffs. Importantly, we have made certain these actions will not diminish our ability to respond to increasing demand as the economy strengthens.

We have been pleased to see Wall Street's response to our 2001 performance and our strong future growth prospects. During the year, Banta's share price grew 16 percent, comparing favorably with the major market indices. In addition, we enhanced shareholder value by increasing our cash dividend — for the 24th consecutive year.

SUPPLY-CHAIN MANAGEMENT Despite the softening in the technology sector, we were particularly encouraged that Banta's supply-chain management business delivered another strong year of growth and profitability. Both sales and earnings for the year were higher than 2000 due to the expansion of existing customer relationships, increased operational efficiencies, and growth in higher value services. We are now firmly established in North America, Europe and Asia, serving the world's leading technology companies. Our advanced systems integration capabilities and global presence have allowed us to continue to strengthen ongoing customer relationships and to offer cohesive, globally integrated solutions to an even wider range of potential customers. Today, we provide the technology infrastructure to manage multiple elements of the supply chain, integrating Banta, the customer and the customer's suppliers into a common information technology system, reducing inventories, collapsing cycle time and driving significant costs out of the supply chain.

Dell Computer is an excellent example of our expanded commitment with an existing customer. On page 15 we describe our steady growth with Dell since 1998, an expanding relationship that will benefit Banta in 2002 and beyond.

The growing trend among companies to outsource non-core functions presents exciting opportunities for Banta's continued expansion. We have a strong global customer base and see



< Stephanie A. Streeter, President and Chief Operating Officer, and Donald D. Belcher, Chairman and Chief Executive Officer

numerous opportunities in a number of new product sectors, including medical devices, networking appliances, electronic games, personal digital assistants, cell phones and pagers.

PRINTING AND INFORMATION MANAGEMENT Results in Banta's print sector were mixed. Both the consumer catalog and direct marketing divisions recorded profit gains, with encouraging activity continuing through the fourth quarter. While full-year sales were modestly lower than 2000, both businesses delivered solid earnings growth and increased margins versus the prior year, driven by performance improvement initiatives. In addition, increasing demand for one-to-one marketing solutions created heavy utilization of Banta's sophisticated high-speed inline imaging and personalization systems, particularly in the financial services sector. In fact, the direct marketing division's on-press personalization work increased 35 percent over the previous year, and a new $3.5 million on-press imaging system was added to meet the increasing demand.

Banta's book operations had a challenging year due to weakening activity in the educational sector, impacted during the first half of the year by excess publisher inventories. Print activity improved during the final six months of the year, however, and we remain optimistic about the long-term growth for education due to prospects for increased school funding and continued strong student populations.

Our publications division performed well in 2001 despite a significantly reduced advertising environment. Although page counts were down about 10 percent for the year, Banta grew its market share, increasing the number of magazines it produces to just over 800, gaining new customers and titles.

We continue to strengthen our print-based business model as a key growth driver. Banta's distinguishing competitive advantage is the ability to add value along every step of the information management and distribution process. From creative services and digital content management to multichannel information output and distribution, we provide our customers with new and innovative solutions, allowing them to focus on content creation and marketing, while outsourcing their production and distribution to us.

Our digital capabilities received a strong endorsement this past year from Hewlett-Packard. On page 12 we describe how HP selected our digital content management system as a technology platform for its enterprise publishing solution.

Banta's business model also contributed to the signing of a new 10-year contract with Hazelden Foundation, the world-renowned treatment center for chemical dependency and related disorders. As described on page 7, we progressed from being one of Hazelden's book printers to becoming a business partner, providing a complete printing, product warehousing, fulfillment and distribution services solution.

2001 was a year of improvement for our Banta healthcare unit. It recorded a substantial increase in profitability over the prior year and successfully implemented global sourcing and domestic manufacturing initiatives, significantly reducing costs in certain product areas and contributing to a much-improved return this past year.

GROWTH Our strategy is focused and effective. We will:

- Drive growth in our key print niches by expanding value-added services and pursuing acquisitions in our higher-growth, high-profit book, publications and direct marketing niches, and
- Aggressively leverage our global leadership position in the supply-chain management business by expanding our global footprint with current customers, adding new value-added services, entering new market sectors, and strengthening our geographic and market presence through selective acquisitions.

The successful execution of this strategy has created a unique business combination that differentiates us both in the marketplace and on Wall Street. Our business mix – a strong cash engine in print, with a powerful global growth initiative in supply-chain management – provides Banta with a distinctive and proven platform for future expansion.

CORPORATE NEWS Two significant retirements will occur this year. Gerald Henseler, Executive Vice President and Chief Financial Officer, will retire following 36 years with Banta. Gerry has guided the Corporation's financial engine for the past three decades and led our acquisition efforts through most of his career. He has also been a Director for the past 20 years. His contributions have been numerous and his impact on Banta will be lasting.

Also retiring from the Board following 29 years of service is Bernard Kubale, former Chief Executive of the law firm Foley & Lardner. In addition to being our longest serving Board member, Bernie has been an extremely active and particularly valuable member of our Board. In every way but title, Bernie has been Banta's lead Director, and his insightful counsel and strong leadership have contributed immeasurably to the company's growth and development over the past three decades. His strength and contributions will be greatly missed.

Two new Directors joined our Board. Stephanie Streeter, Banta's President and Chief Operating Officer, became a Director effective July 31, 2001. Ursula Burns, President of Xerox Corporation's Document Systems and Solutions Group, was elected to the Board effective January 1, 2002. Their appointments strengthen our Board's expertise and experience in such key areas as global business development, imaging technologies and supply-chain integration.

OUTLOOK We look forward to 2002 with confidence and cautious optimism. While the strength of the economy remains uncertain, all of our businesses are well positioned to capitalize on future growth opportunities. Our organization, people, competitive position and prospects have never been stronger. We expect 2002 to be another solid year, with both sales and earnings reaching record levels.

Driving our growth and success, as always, are Banta's talented and dedicated employees. They have been the company's foundation for the past 100 years and they remain our primary competitive advantage. I am grateful for their compassion so strongly demonstrated this year, and for their continuing commitment to building Banta's legacy and fulfilling our vision of global leadership.

Sincerely,

Donald D. Belcher
Chairman and Chief Executive Officer
February 15, 2002

Members of the Banta Corporation Executive Operating Committee are, from left, Frank Rudolph, Vice President, Human Resources; Gerald Henseler, Executive Vice President and Chief Financial Officer; Donald Belcher, Chairman and Chief Executive Officer; Ronald Kneezel, Vice President, General Counsel and Secretary; Patrick Keohane, President, Banta Global Turnkey Group; Dennis Meyer, Vice President, Marketing and Planning; Larry Panozzo, President, Banta Commercial Print Group; Stephanie Streeter, President and Chief Operating Officer; and Ronald Musil, President, Banta Book Group.



Listen
Anticipate
Collaborate
Innovate
Integrate
Deliver

Banta's businesses have a single focal point – their customers. Six key attributes featured in the following customer examples portray Banta's ongoing commitment to a customer-driven business philosophy.


Twenty-Four
Hours a Day

>> "Banta listened to our needs and developed a comprehensive print, warehouse and distribution services solution that demonstrated both vision and creativity." *— Peter Bell, Executive Vice President, Hazelden Publishing and Educational Services Division (pictured at left)*

Listen

HAZELDEN FOUNDATION Hazelden Publishing and Educational Services is the information distribution arm of Hazelden Foundation, a non-profit organization renowned for providing high-quality rehabilitation, education, prevention and professional services for chemical dependency and related disorders. For 13 years Banta enjoyed a strong relationship with Hazelden, supplying the organization with softcover book printing.

The relationship expanded significantly in 2001 when Hazelden invited Banta to propose an outsourced solution for the organization's publication warehousing requirements, which were previously handled internally. After listening to Hazelden's needs, Banta worked with the customer to develop a comprehensive supply-chain solution that encompassed a full spectrum of inventory management and fulfillment services from Banta's Harrisonburg, Va., facility. The result was a dramatically expanded single-source business relationship — and a 10-year contract.

Additional opportunities emerged to bring even more efficiencies to Hazelden by incorporating Banta's advanced Internet, digital content management, prepress and printing capabilities. For example, Banta will now provide catalog and direct mail printing in addition to softcover book printing, warehousing and distribution. Hazelden is also in the process of transferring all prepress activities to Banta facilities, as well as considering the use of Banta's database and Internet capabilities to revamp its Web site and online bookstore.

A key to the Hazelden/Banta relationship is having an ear for the client's real needs.



< The art of listening plays an important role in elevating customer service. Banta employees, from left, Dwayne Black, Chip Peglow, Scott Rinden, Paula Foster and Scott Rosenlund lend a ready ear to exceeding Hazelden's print and distribution requirements.

>> "Banta's anticipation of the value of computer-to-plate workflows to our business, plus its systems expertise, allowed us to make a smooth transition to the new technologies." *– D.K. Knight, Co-owner, Vice President & Editor-in-Chief, Hatton-Brown Publishers, Inc. (pictured at right)*

HATTON-BROWN PUBLISHERS Creating standard-setting publications since 1948, Hatton-Brown today is the number one publisher serving the forest products industry. Among its publications are *Timber Processing, Timber Harvesting, Southern Loggin' Times, Panel World* and *Southern Lumberman.*

Magazine publishing operates in a dynamic environment, and special-interest publishers like Hatton-Brown depend on Banta to anticipate print production trends and develop the systems required to excel. One of the ongoing challenges is to streamline publishers' production systems with advanced

Anticipate

digital technologies such as computer-to-plate (CTP) workflow. The CTP process completely eliminates the need for film to produce printing plates, which speeds production while offering a number of quality enhancements.

Hatton-Brown began partnering with Banta to transition its magazine production into a fully digital workflow at Banta's Greenfield, Ohio, facility. The process required customer training and strong technical support—both Banta hallmarks. With a well-conceived plan in place, Banta and Hatton-Brown transitioned one publication at a time to CTP, ensuring minimal business disruption.

Hatton-Brown realized an overall cost-per-page savings while reducing production cycle time by two days for each of the company's seven magazines. This was a key factor in the publisher's rewarding Banta with a new four-year contact.



< Anticipating the future is especially valuable in today's dynamic marketplace. Banta employees, from left, Dan Stuckey, Kris Greene and Mark Blaine help publisher Hatton-Brown stay on the leading edge of print technology.




BULOVA

>> "The ability to collaborate not only with us, but also with other supplier-partners, tipped the scales in Banta's favor."

— Fae Druiz, Creative Director, Bulova Corporation (pictured at left)

BULOVA CORPORATION Bulova is a major distributor and marketer of several popular watch and clock brands, including Bulova®, Caravelle® and Accutron®. The company supports its large network of independent retailers with an aggressive marketing program that includes catalog, magazine and newspaper inserts, as well as in-store promotional materials and direct mail programs personalized for individual retail outlets.

Banta was one of three printers considered by Bulova when the company decided to explore consolidating its print

Collaborate

purchases with a single source. Bulova hoped to obtain greater efficiencies and more consistent pricing than it was experiencing with its existing procurement process.

Banta's Danbury facility proved to be an ideal match for Bulova's print requirements, offering the advantages of computer-to-plate workflow technologies, along with the ability to print both color-critical inserts and in-line finished direct mail pieces. What's more, Banta was able to personalize direct mail materials for more than 400 retail jewelers whose needs ranged from 1,000 to one million pieces.

A key factor in winning this three-year contract was Banta's collaboration with paper suppliers to give Bulova long-range price predictability. Banta used its solid relationships and purchasing strength to bring about a win-win solution that ensures Bulova superior value and predictable costs.



< Effectively collaborating with customers and suppliers creates uniquely successful relationships. Among the Banta employees maximizing results for Bulova are, from left, Jim Grimm, Carol Dane, Corrie Duncan and Frank Curro.

>> "The innovative enterprise publishing solution developed by HP and Banta transforms how large organizations access and deliver digital information." *– Don Palmer, Manager, Strategic Alliances, Digital Publishing Solutions, Hewlett-Packard (pictured at right)*

HEWLETT-PACKARD Many large organizations suffer from disparate information systems that are difficult to manage and lack integration across communication channels. This lack of coordination creates problems in managing and distributing information. In fact, publishing-related inefficiencies cost the industry an estimated $750 billion last year.

To address this challenge, Banta and HP developed a strategic alliance to deliver an innovative and comprehensive enterprise publishing solution that allows organizations to retain, manage and re-purpose content in a digital format.

Innovate

HP selected Banta's *B•media*™ digital content management software as a technology platform for the enterprise publishing solution. By combining HP's expertise in networking, consulting and digital print technologies with *B•media* software, organizations can now deliver accurately branded and up-to-date information on any device anytime, anywhere, in the format the customer requires.

The company is already benefiting from Banta's innovative content management technologies. For example, HP's Designjet Web site – created and maintained by Banta – enables enterprise publishing through a central repository that integrates information from several marketing and customer databases. HP delivers personalized communications to its customers worldwide, customizing content by country, vertical market and product, then delivering the information via e-mail and the Web in the customer's native language.



< Digital technology innovation distinguishes Banta in the marketplace. Developing innovative enterprise publishing solutions with Hewlett-Packard are Banta employees, from left, Bish Christensen, Vanessa Weiner, Jodi Tobin and George Farnham.




F2
F3

>> "Banta provides leading hardware manufacturers with integrated solutions that deliver efficiencies throughout their entire supply chain."

— Dan Stapleton, Operations Manager, Banta Global Turnkey-Limerick (pictured at left)

DELL COMPUTER CORPORATION Dell's meteoric rise to the top of the PC market results partly from its innovative concept of allowing customers to create highly customized products through its Web store – then receive the orders within a matter of days. The complexity of Dell's global build-to-order system often requires outsourcing aspects of the manufacturing process to specialized providers like Banta.

Faced with the challenge of producing customized accessory kits for its European customers, Dell originally chose Banta to provide the fast, flexible, integrated solution required.

Integrate

Banta's high performance brought additional opportunities, and Dell assigned Banta management responsibility for more than 900 separate products ranging from software kits to mice and cables, as well as localizing keyboards for country-specific language requirements.

Beginning in 2001, Dell asked Banta to lead an important supplier consolidation initiative, which involves managing all documentation and software kits, including components.

Relationships with global technology leaders continue to expand as Banta demonstrates the value of its supply-chain expertise, flexibility of its business model and the ability to integrate information systems. As a result, Banta becomes an integral part of its customers' manufacturing and distribution processes.



< Banta adds significant value by seamlessly integrating its systems and technologies with those of the customer. Among Banta employees helping create value for Dell in Limerick, Ireland, are, from left, Jean McGuinness, Mike Roche, Clare Hamilton, John O'Leary and Franco Criscuolo.

>> "Banta delivers a world-class supply-chain integration solution that allows us to meet the expanding global demand for our software products." *– David Owens, Director Global Logistics and Production, Red Hat, Inc. (pictured at right, Shelley Bainter, Product Manager, Red Hat Linux)*

RED HAT As the leader in open-source technologies, Red Hat is at the forefront of Linux-based operating systems for servers, hand-held devices, workstations and set-top boxes. The company's steady growth and solid financial record make Red Hat the largest and most recognized global company dedicated to open-source solutions, which incorporate software code that is available to anyone.

The relationship with Banta began two years ago when Red Hat sought a partner who could provide an integrated supply-chain solution for European orders placed at the

Deliver

company's active Web store. The solution – featuring seamless communications through a direct link with Red Hat's Enterprise Resource Planning (ERP) system – was so effective that Banta received additional responsibilities for retail distribution in Europe, the Middle East and Asia.

When Red Hat's U.S. service provider experienced major operational problems three weeks prior to an important new product release, Banta stepped forward to deliver a schedule-saving solution from its Plover, Wis., facility. Banta is now Red Hat's single-source, global partner for the distribution of the software company's popular retail products, delivering seamless solutions from its Cork, Ireland; Singapore; and Plover facilities.



< The ability to deliver global supply-chain solutions attracts leading technology companies to Banta. From left, Banta's Scott Hillstead, Dawn March and Brian Doyle help assure worldwide service excellence for software publisher Red Hat.


CD 1
Installation CD 1 of 2
Copyright © 2001 Red Hat, Inc.
All rights reserved.
Made in the USA

Five-Year Summary of Selected Financial Data

Not Covered by Report of Independent Public Accountants

Dollars in thousands (except per share data)	2001	2000	1999	1998	1997
SUMMARY OF EARNINGS[1]					
Net sales	$1,457,935	$1,537,729	$1,315,278	$1,372,796	$1,202,483
Net earnings:					
Before one-time charges[2]	57,497	58,743	54,510	52,940	51,423
After one-time charges	49,997	58,743	16,010	52,940	43,323
Diluted earnings per common share:					
Before one-time charges[2]	2.31	2.35	2.01	1.80	1.71
After one-time charges	2.01	2.35	.59	1.80	1.44
Dividends paid per common share	.61	.60	.56	.51	.47
FINANCIAL SUMMARY					
Working capital[3]	148,805	194,064	178,471	174,596	187,942
Net plant and equipment	324,984	344,261	327,350	318,635	338,357
Total assets	788,046	854,524	773,344	769,966	781,216
Long-term debt, excluding current maturities	130,981	179,202	113,520	120,628	130,065
Interest expense	13,720	16,754	12,362	10,825	11,062
EBITDA[4]	183,787	190,537	171,582	164,407	155,151
Shareholders' investment	407,278	370,912	353,775	409,931	414,103
Book value per share of common stock[5]	16.47	15.10	13.70	14.51	13.90

[1] All years comprised 52 weeks, except 1997, which comprised 53 weeks.
[2] One-time charges consist of restructuring charges in 1997 and 1999, and the investment write-off in 2001.
[3] Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding short-term debt and current maturities.
[4] EBITDA is defined as earnings from operations before depreciation, amortization and restructuring charges.
[5] Book values per share of common stock are based on shares outstanding at year-end.



$100
80
60
40
20
0
97
98
99
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CAPITAL EXPENDITURES/DEPRECIATION (in millions)

☐ Capital Expenditures ☐ Depreciation



$0.80
0.70
0.60
0.50
0.40
0.30
0.20
97
98
99
00
01

DIVIDENDS PER SHARE

Management's Discussion & Analysis

OVERVIEW

Banta Corporation (the "Corporation" or "Banta") is a technology and market leader in its two primary business segments, namely print and supply-chain management. Banta provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including advanced digital content management and e-business services. Banta's global supply-chain management businesses provide a wide range of outsourcing capabilities to the world's largest technology companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. In addition to its primary segments, the Corporation's healthcare business produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

HIGHLIGHTS

Results for 2001 included the following:

- Consistent delivery of solid operating performance in a challenging economic environment
- Maintenance of a strong cash position due to aggressive cost controls, reduced capital expenditures and effective management of working capital requirements
- Continued growth in sales and earnings within the supply-chain management segment
- Improved operating performance within the print segment commercial markets
- Higher operating margins for the healthcare business due to successful global sourcing and domestic manufacturing initiatives

Sales for 2001 were $1.46 billion, a 5% decrease from the prior-year sales of $1.54 billion. Print segment sales for 2001 were approximately 8% below the prior year. Lower sales within the print segment were primarily influenced by a softer economy, which specifically impacted the educational book market and publications market, and a reduction in paper prices of approximately 9%. Of the 8% reduction in print segment sales for 2001, approximately one-third was due to lower paper prices. The cost of paper is passed through to the customer and variations in paper prices do not significantly impact the Corporation's margin on print segment sales.

Lower sales within the print segment were partially offset by sales increase of approximately 3% for the supply-chain management segment. This sales increase was primarily due to the expansion of existing customer relationships in Europe and Asia and the growing trend among many companies to outsource non-core functions.

Despite the reduction in consolidated sales, gross profit as a percentage of sales improved from 20.2% in 2000 to 20.4% in 2001. Contributing to this improvement were changes in product mix, improved operating efficiencies and aggressive cost control measures.

Consistent with the sales reduction, earnings from operations for 2001 were 5.6% below the prior year. Net earnings of $57.5 million for 2001, before an after-tax investment charge of $7.5 million, were 2% lower than the prior-year earnings of $58.7 million. Diluted earnings per share for 2001 of $2.31, prior to the investment charge, were slightly below the record high of $2.35 per share for 2000.

In response to Xyan.com, Inc. ("Xyan.com") filing for bankruptcy in the first quarter of 2001, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $0.30 per diluted share, after tax).

Aggressive cost controls implemented early in 2001 contributed to the solid performance during the year. Planned capital expenditures were reduced by more than $50 million due to an anticipated decrease in capacity requirements. The actions to reduce costs were taken without jeopardizing the ability to respond quickly to future growth opportunities. Manufacturing expenses were effectively managed without significant layoffs while working capital requirements reached the lowest level in recent history. These factors contributed to the strong cash position at the end of 2001 and lower interest expense.

Despite the softening in the technology sector, supply-chain management sales for 2001 of $346 million were 3% higher than the prior-year sales of $336 million. Earnings from operations as a percentage of sales ("operating margin") improved from 6.2% in 2000 to 7.1% in 2001. This improvement in operating margin was primarily due to a level cost structure during 2001 as compared with 2000. Operating expenses in 2000 included one-time start-up costs at the Corporation's European and Asian facilities that service Compaq Computer Corporation.

Through improved operational efficiencies, cost containment efforts and product mix changes, the print segment's commercial operations were able to improve profitability on a slight reduction in sales. Increased demand for one-to-one marketing solutions created strong utilization of in-line imaging and personalization systems within the direct marketing business.

Operating margins in the book market were lower due to the weakening activity in the educational sector and excess publisher inventories at the beginning of 2001, which impacted the first six months of 2001. Despite a full-year reduction in page counts of approximately 10% within the publications market, the Corporation increased market share by adding new customers and titles.

The Corporation's healthcare business continued to realize the benefits from the prior year's successful global sourcing and domestic manufacturing initiatives, reducing costs and providing lower-priced product options for customers. As a result of these efforts, operating margins increased from 7.1% in 2000 to 9.3% in 2001.

NET SALES

2001 compared with 2000

Print segment net sales of $1.0 billion for 2001 were $91 million, or 8.3%, lower than the prior-year total of $1.1 billion. The decrease in print segment net sales was primarily due to a softer economy and lower paper prices during 2001 compared to the prior year. For the full year, paper prices decreased on a composite average approximately 9%. Paper prices are influenced by cyclical advertising, economic activity and world pulp prices. As is customary in the print markets, the customer generally absorbs fluctuations in paper prices. Paper prices are estimated to remain stable during the first half of 2002 with moderate increases expected toward the end of the year.

Net sales for the printing segment market classifications, as a percent of total print segment sales, were as follows:

	2001	2000	1999
Books	33%	33%	29%
Direct Marketing	22	21	24
Catalogs	22	22	23
Magazines	19	19	17
Other	4	5	7
	100%	100%	100%

Book market sales for 2001 were approximately 14% lower than the prior year due in part to lower textbook adoption activity and the aforementioned reduction in paper prices. In addition, expectations for additional federal and state funding for education in 2001 did not materialize as projected, resulting in excess publisher inventories and lower sales for the first half of 2001 compared to the prior-year period. Fewer textbook adoptions during 2001 also resulted in a reduction in educational component sales, which are influenced by the sales and marketing activities to school systems during adoption periods.

Catalog market sales and sales for direct marketing materials were modestly below the levels of the prior year primarily due to reduced paper prices. Through a targeted sales effort to increase business with small- to mid-size business and consumer catalog customers and maintain a high customer retention rate, Banta partially offset the impact of business-to-business biennial catalogs not being printed in 2001. Sales of direct marketing materials benefited from increased demand for one-to-one marketing solutions, which enhanced demand for the Corporation's inline imaging and personalization services.

Sales in the magazine market decreased in 2001 due to paper price reductions, an unusually high incidence of magazine attrition and a reduction in page counts resulting from a weak advertising environment. On average, page counts for 2001 were approximately 10% lower than the prior year. In any given year, page count levels tend to vary based on economic growth trends. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it prints to over 800 titles.

Supply-chain management segment sales were $346 million in 2001, an increase of 3% from 2000 sales. Expansion of existing customer relationships within European and Asian facilities offset a softening of sales to technology customers in the U.S.

Although full-year revenue for supply-chain management was slightly above the prior year, fourth quarter 2001 sales, which were heavily influenced by lower sales to Compaq and a weakening in the technology sector, were 21% below the prior-year fourth quarter. Higher sales to Compaq during the fourth quarter 2000 were due to the inventory build requirements to support the start up of the Corporation's European and Asian facilities.

Healthcare segment sales for 2001 of $103 million were slightly above the prior year. The increase in healthcare sales was primarily due to volume increases for medical and dental paper and film products, which more than offset reductions in material costs and lower per unit prices for products sourced globally.

Corporate expectations for the full-year 2002 are for growth in sales, with growth rates in the mid-single digits, reflective of expectations for a gradually improving economy.

2000 compared with 1999

Print segment net sales of $1.1 billion for 2000 were $103 million, or 10.3% higher than the $997 million in 1999. The increase in print segment net sales was primarily due to strong market demand, market share growth and higher paper prices during 2000 compared to the prior year.

Book market sales for 2000 were 30% higher than the prior year primarily due to strong educational activity, the acquisition of Southeastern Color Graphics in May 2000 and the aforementioned increase in paper prices. Sales to educational customers increased due to a strong textbook adoption year and improved market penetration. Sales in the magazine market increased in 2000 due to market share growth and strong increases in page counts resulting from an aggressive advertising environment.

Sales for direct marketing materials in 2000 were comparable to the prior year while catalog market sales were slightly higher than the prior year primarily due to higher paper prices and the business-to-business biennial catalog cycle.

Supply-chain management segment sales were $336 million in 2000, an increase of 57% from 1999 sales. This increase was primarily related to the successful start up of operations to service the Compaq contract. Sales to Compaq in 1999 were modest. The Corporation also gained new opportunities with other major technology companies, which included the continued expansion into Mexico to service additional customers.

Healthcare segment sales for 2000 of $102 million were slightly below the prior year. Several product lines were moved off-shore to Mexico and Asia, which caused interruption to customers' supply-chains.

EARNINGS FROM OPERATIONS

2001 compared with 2000

Consolidated earnings from operations for 2001 decreased 5.6% to $108.4 million compared with the prior year's $114.8 million. Both the supply-chain management segment and healthcare business recorded double-digit percentage increases in earnings while the print segment was below the prior year.

Consolidated operating margins of 7.4% for 2001 were comparable with the prior-year operating margins. Gross margins increased from 20.2% in 2000 to 20.4% in 2001 primarily due to changes in product mix, improved operating efficiencies and aggressive cost control measures. The improvement in gross margins was offset in part by fixed operating costs increasing as a percentage of net sales due to the decline in overall net sales.

Print segment earnings from operations for 2001 were $93.8 million, 11.7% lower than the prior year's $106.2 million. Operating margins for the print segment were 9.3% for 2001 compared to 9.7% for 2000. The reductions in earnings and operating margins were primarily the result of the lower sales volume within the educational and magazine markets. Lower equipment utilization within these markets was partially offset by improved utilization of in-line imaging equipment within the direct marketing business and improved operational efficiencies within the consumer catalog business. The Corporation also aggressively managed costs by balancing facility staffing with plant utilization requirements.

Earnings from operations for the supply-chain management segment increased to $24.7 million in 2001 compared with $20.7 million in 2000 and operating margins increased to 7.1% compared with 6.2% in the prior year. These improvements were primarily due to a level cost structure during 2001 as compared with 2000. Operating expenses in 2000 included one-time start-up costs at Banta's European and Asian Compaq service facilities.

Healthcare earnings from operations for 2001 were $9.5 million compared with the prior year's $7.2 million. Operating margins for 2001 were 9.3% compared with 7.1% for 2000. The 2001 operating margins were positively impacted by the domestic manufacturing and global sourcing initiatives undertaken in 2000, which included establishing a management office in Hong Kong and forming supply relationships in Asia and Mexico. The earnings from operations in 2000 were lower as a result of the start-up costs associated with these initiatives.

2000 compared with 1999

Consolidated earnings from operations for 2000 increased 11% to $114.8 million compared with the prior year's $103.4 million, before consideration of the 1999 restructuring charge. All earnings from operations and operating margins for 1999 discussed below are before the restructuring charge incurred in that year. Both the print and supply-chain management segments recorded double-digit increases in income during 2000 while the healthcare business was below the prior year.

Consolidated operating margins of 7.5% for 2000 were slightly lower than the prior-year operating margins of 7.9%, primarily due to increased selling and administrative costs, product mix and reduced operating results from the healthcare segment. Higher sales volume from supply-chain management, which generally has a lower gross margin percentage because of the high material content, also contributed to the overall lower margin.

Earnings from operations for 1999 included a second quarter restructuring charge of $55.0 million ($38.5 million or $1.40 per diluted share, after tax). The restructuring initiatives primarily involved the Corporation's print segment and included three facility closings and the elimination of certain underperforming business assets. At December 29, 2001, the remaining restructuring reserve was $5.5 million. With the exception of continued lease payments for certain of the closed facilities, all restructuring actions were substantially completed in 2000.

Print segment earnings from operations for 2000 increased to $106.2 million, 13.7% higher than the prior year's $93.4 million. Segment earnings growth reflected the increased sales volume within the educational and magazine markets, efficiency improvements, cost-control initiatives within the commercial print markets and a full year benefit from the 1999 restructuring.

Operating margins for the print segment increased to 9.7% for 2000 from 9.4% for the prior year. In addition to the aforementioned improvements in earnings from operations, operating margins increased due to better utilization within most print markets and the product mix within the commercial markets. The segment's operating margins were negatively impacted by higher material and energy costs and additional investments in digital technologies.

Earnings from operations for the supply-chain management segment doubled during 2000 to $20.7 million, and operating margins increased from 4.8% in 1999 to 6.2% in 2000. These increases were primarily due to the substantial volume from the Compaq project at the Houston facility for three quarters of the year and the successful start up of the European and Asian facilities that service the Compaq contract. Strong volume increases at several of the other European and U.S. facilities also contributed to the significant gains.

Healthcare segment earnings from operations for 2000 were $7.2 million compared with the prior year's $15.0 million. Operating margins for 2000 were 7.1% compared with 14.3% for 1999. The reduction in earnings and operating margins was attributed to lower sales volume from industry consolidation, substantial start-up costs associated with foreign sourcing initiatives of selected non-paper products and higher raw material prices, which could not be passed on to customers due to competitive pricing and timing of contractual arrangements.

INVESTMENT WRITE-OFF

Xyan.com filed for Chapter 11 bankruptcy on March 31, 2001, as a result of the inability to obtain additional financing for its continued operation, coupled with the unfavorable operating results due to the economic downturn in its markets. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com in March 2001. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $.30 per diluted share, after tax).

INTEREST EXPENSE AND OTHER EXPENSE

Interest expense of $13.7 million in 2001 was $3.1 million lower than the prior year interest expense of $16.8 million. This decrease was due to reduced debt levels and lower interest rates. Through effectively managing working capital related to receivables and inventory, and reducing capital expenditures, the Corporation eliminated all commerical paper borrowings at the end of 2001. Average commercial paper borrowings during 2001 were $21.3 million compared with $75.8 million in the prior year. The weighted-average interest rates on such borrowings during 2001 and 2000 were 5.2% and 6.6%, respectively.

Interest expense increased from $12.4 million in 1999 to $16.8 million in 2000. The increase in interest expense during 2000 was primarily due to higher interest rates and increased debt levels to support the Corporation's common stock repurchase program, capital expenditures and higher working capital needs during 2000.

Other expense for 2001 was approximately $1.4 million lower than the prior year due to interest income on cash balances and other miscellaneous income. Other expense for 2000 of $1.4 million was comparable to 1999.

PROVISION FOR INCOME TAXES

Effective income tax rates were 39.2%, 39.2% and 53.7% in 2001, 2000 and 1999, respectively. The higher effective tax rate in 1999 was primarily due to nondeductible charges taken in conjunction with the 1999 restructuring. Without giving effect to the restructuring charge, the effective income tax rate for 1999 was 39.2%. The effective income tax rate for 2002 is expected to approximate 39.4%.

NET INCOME

The Corporation's net income for 2001 was $57.5 million, or $2.31 per diluted share, before consideration of the write-off of the investment in Xyan.com. Net income for 2001 before the write-off was slightly lower than the $58.7 million, or $2.35 per diluted share for 2000, primarily due to the reduction in earnings from operations, partially offset by lower interest expense. Net income for 2001 after giving effect to the Xyan.com write-off was $50.0 million, or $2.01 per diluted share.

Expectations for the full-year 2002 are for growth in earnings, with growth rates in the mid-single digits, reflective of expectations for a gradually improving economy.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation has historically raised long-term debt financing by periodically issuing unsecured promissory notes to institutional investors on a private placement basis. No significant long-term borrowings were recorded in 2001 or 1999. During 2000, the Corporation issued $70 million of long-term debt at interest rates ranging from 6.98% to 8.05%. The proceeds were used to repay a portion of the Corporation's short-term debt. Of the $156.9 million of total long-term debt at the end of 2001, including current maturities, $25.9 million matures in 2002 with the remaining balance maturing through 2015.

The Corporation primarily raises short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with a total borrowing capacity of $105 million. Average outstanding short-term borrowings during 2001, 2000 and 1999 were $21.3 million, $75.8 million and $49.8 million, respectively. The decrease in 2001 was due to aggressively managing working capital requirements and reducing planned capital expenditures by over $50 million. The increases in 2000 resulted primarily from borrowings used to fund the repurchase of shares of common stock at an aggregate cost of $24.0 million. At December 29, 2001, the Corporation had no short-term commercial paper borrowings outstanding.

Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and other investment opportunities that may arise.

During 2001, working capital, excluding cash and short-term debt, decreased approximately $45 million. This improvement was primarily due to aggressive management of working capital and lower sales volume for the print segment. Year-end receivables were nearly 14% lower than the 2000 year-end level and inventories were down $37 million, or 34%. Through aggressively managing the asset base, the Corporation reached the lowest level in recent history of material inventory days on hand.

During 2001, no shares of the Corporation's common stock were repurchased. During 2000, the Corporation repurchased approximately 1.3 million shares of its common stock at an aggregate cost of $24.0 million. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999, has in excess of $80 million in authority remaining for future share repurchases. Banta may continue its repurchase of shares in the future pursuant to this authorization if market conditions warrant. Any future stock repurchases will be funded by a combination of cash provided from operations and short-term borrowings.

The Corporation's capital expenditures were approximately $50 million in 2001 compared to approximately $80 million in both 2000 and 1999. The Corporation is committed to maintaining modern, efficient plants and to providing customers with enhanced supply-chain management services and new printing and digital imaging technologies. Though planned expenditures for 2001 were reduced by over $50 million as a result of a decrease in anticipated capacity requirements, the Corporation believes that this reduction and other cost-cutting initiatives will not diminish its ability to respond to increasing demand as the economy strengthens. Preliminary plans for 2002 are for capital expenditures to approximate $70 million.

ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require goodwill to no longer be amortized but to instead be tested for impairment at least annually. Amortization is required for other intangible assets with determinable lives. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. The Corporation adopted SFAS No. 142 on December 30, 2001. Goodwill amortization expense in 2001 was approximately $3 million. The Corporation does not currently believe there will be any significant impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121. The statement was effective for the Corporation in 2002, and did not have a significant impact on its financial position or results of operations.

RISK MANAGEMENT

The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. At December 29, 2001, the Corporation had no outstanding borrowings against its lines of credit with banks and minimal floating rate long-term debt. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is immaterial. Disclosure relating to the fair value of long-term debt is included in Note 4 to the Consolidated Financial Statements.

Portions of potential market risk associated with changes in foreign exchange rates are considered in contractual arrangements with customers. The Corporation also manages foreign currency exchange rate exposure by utilizing some natural hedges to mitigate a portion of its transaction and commitment exposures, and may utilize forward contracts in certain situations. Based on the Corporation's overall foreign currency exchange rate exposure at December 29, 2001, a 10% change in foreign currency exchange rates would not have had a material effect on the Corporation's balance sheet, statement of earnings or cash flows.

FORWARD LOOKING STATEMENTS

The foregoing Management's Discussion and Analysis as well as other portions of this Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies (including, without limitation, earnings and performance projections) are considered forward looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results are described on page 40 of this Annual Report to Shareholders.

Consolidated Balance Sheets

December 29, 2001, and December 30, 2000

Dollars in thousands	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 65,976	$ 27,660
Receivables, less reserves of $7,084 and $8,105, respectively	215,505	249,200
Inventories	71,079	108,109
Prepaid expenses	4,898	5,636
Deferred income taxes	16,158	16,070
	373,616	406,675
Plant and Equipment:		
Land	9,075	9,075
Buildings and improvements	136,716	134,932
Machinery and equipment	762,734	732,236
	908,525	876,243
Less accumulated depreciation	(583,541)	(531,982)
	324,984	344,261
Other Assets	25,645	37,663
Goodwill	63,801	65,925
	$ 788,046	$ 854,524
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Short-term debt	$ —	$ 46,863
Accounts payable	98,391	117,499
Accrued salaries and wages	32,218	43,235
Other accrued liabilities	28,226	24,217
Current maturities of long-term debt	25,915	8,505
	184,750	240,319
Non-current Liabilities:		
Long-term debt	130,981	179,202
Deferred income taxes	21,080	24,106
Other non-current liabilities	43,957	39,985
	196,018	243,293
Shareholders' Investment:		
Common stock – $.10 par value, authorized 75,000,000 shares; 27,874,263 and 27,711,028 shares issued, respectively	2,787	2,771
Amount in excess of par value of stock	3,366	43
Accumulated other comprehensive loss	(10,914)	(8,964)
Treasury stock, at cost (3,144,400 shares)	(66,814)	(66,814)
Retained earnings	478,853	443,876
	407,278	370,912
	$ 788,046	$ 854,524

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Earnings

For the Periods Ended December 29, 2001, December 30, 2000, and January 1, 2000

Dollars in thousands (except earnings per share)	2001	2000	1999
Net sales	$1,457,935	$1,537,729	$1,315,278
Cost of goods sold	1,159,822	1,227,254	1,048,916
GROSS EARNINGS	298,113	310,475	266,362
Selling and administrative expenses	189,704	195,682	162,992
Restructuring charge	—	—	55,000
EARNINGS FROM OPERATIONS	108,409	114,793	48,370
Interest expense	(13,720)	(16,754)	(12,362)
Write-off of investment	(12,500)	—	—
Other income (expense), net	8	(1,396)	(1,398)
EARNINGS BEFORE INCOME TAXES	82,197	96,643	34,610
Provision for income taxes	32,200	37,900	18,600
NET EARNINGS	$ 49,997	$ 58,743	$ 16,010
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 2.03	$ 2.35	$ .59
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 2.01	$ 2.35	$ .59

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the Periods Ended December 29, 2001, December 30, 2000 and January 1, 2000

Dollars in thousands	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 49,997	$ 58,743	$ 16,010
Adjustments to reconcile net earnings to net cash provided by operating activities, net of acquisitions:			
Depreciation and amortization	75,378	75,744	68,212
Deferred income taxes	(3,114)	4,217	(8,541)
Restructuring charge	—	—	55,000
Restructuring charges paid	(1,318)	(5,153)	(12,151)
Write-off of investment	12,500	—	—
Change in assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in receivables	33,170	(25,532)	14,253
Decrease (increase) in inventories	37,030	(19,191)	(7,809)
Decrease in other current assets	738	1,424	813
(Decrease) increase in accounts payable and accrued liabilities	(24,798)	37,352	(3,319)
(Increase) decrease in other non-current assets	(2,374)	1,711	(875)
Other, net	1,434	(3,358)	3,990
Cash provided by operating activities	178,643	125,957	125,583
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(50,169)	(80,548)	(83,952)
Proceeds from sale of plant and equipment	1,771	1,689	3,836
Cash used for acquisitions, net of cash acquired	—	(11,547)	(5,750)
Additions to long-term investments	(2,574)	(13,951)	(13,220)
Cash used for investing activities	(50,972)	(104,357)	(99,086)
CASH FLOWS FROM FINANCING ACTIVITIES			
Short-term debt (payments) proceeds, net	(46,863)	(45,636)	52,359
Proceeds from issuance of long-term debt	—	70,000	—
Payments on long-term debt	(30,811)	(6,924)	(6,904)
Proceeds from exercise of stock options	3,339	43	2,774
Dividends paid	(15,020)	(15,050)	(15,317)
Repurchase of common stock	—	(24,024)	(58,342)
Cash used for financing activities	(89,355)	(21,591)	(25,430)
Net increase in cash and cash equivalents	38,316	9	1,067
Cash and cash equivalents at beginning of year	27,660	27,651	26,584
Cash and cash equivalents at end of year	$ 65,976	$ 27,660	$ 27,651
Cash payments for:			
Interest, net of amount capitalized	$ 13,392	$ 16,583	$ 12,634
Income taxes	25,905	38,777	17,448

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

For the Periods Ended December 29, 2001, December 30, 2000, and January 1, 2000

Dollars in thousands	Common Stock Shares Issued	Common Stock Par Value	Amount in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
BALANCE, JANUARY 2, 1999	28,260,957	$2,826	$ —	$(2,308)	$409,413	$ —	$409,931
Net earnings					16,010		16,010
Cumulative translation adjustment				(4,081)			(4,081)
Comprehensive income							11,929
Change in accounting principle					2,800		2,800
Cash dividends ($.56 per share)					(15,317)		(15,317)
Stock options exercised	137,246	14	2,760				2,774
Repurchase of common stock	(689,100)	(69)	(2,760)		(12,723)		(15,552)
Treasury stock purchases						(42,790)	(42,790)
BALANCE, JANUARY 1, 2000	27,709,103	2,771	—	(6,389)	400,183	(42,790)	353,775
Net earnings					58,743		58,743
Cumulative translation adjustment				(2,575)			(2,575)
Comprehensive income							56,168
Cash dividends ($.60 per share)					(15,050)		(15,050)
Stock options exercised	1,925		43				43
Treasury stock purchases						(24,024)	(24,024)
BALANCE, DECEMBER 30, 2000	27,711,028	2,771	43	(8,964)	443,876	(66,814)	370,912
Net earnings					49,997		49,997
Cumulative translation adjustment				(1,950)			(1,950)
Comprehensive income							48,047
Cash dividends ($.61 per share)					(15,020)		(15,020)
Stock options exercised	163,235	16	3,323				3,339
BALANCE, DECEMBER 29, 2001	27,874,263	$2,787	$ 3,366	$(10,914)	$478,853	$(66,814)	$407,278

There are 300,000 shares of $10 par-value preferred stock authorized, none of which is issued.
The accompanying notes to consolidated financial statements are an integral part of these statements.

For the Periods Ended December 29, 2001, December 30, 2000, and January 1, 2000

>> I

Summary of Accounting Policies

Significant accounting policies followed by the Banta Corporation (the "Corporation" or "Banta") in maintaining financial records and preparing financial statements are:

BUSINESS The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. Banta also offers supply-chain management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 2001, 2000 or 1999.

YEAR-END The Corporation's operating year ends on the Saturday closest to December 31. Operating years 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000, and January 1, 2000, respectively, and comprised 52 weeks each.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

RECOGNITION OF REVENUE The Corporation recognizes revenue at the time the products are shipped, risk of loss transfers or as services are performed. Most products are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

In accordance with Emerging Issues Task Force Issue 00-10, the Corporation recognizes as revenues shipping and handling fees billed to customers and the corresponding cost is included in cost of sales for all years presented.

FOREIGN CURRENCY TRANSLATION Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Foreign currency transaction gains and losses were insignificant in 2001, 2000 and 1999.

EARNINGS PER SHARE OF COMMON STOCK Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Average common shares for computation of basic earnings per share were 24,659,129; 24,955,750; and 27,153,280 in 2001, 2000 and 1999, respectively. Average common and common equivalent shares for computation of diluted earnings per share were 24,857,239; 24,980,228; and 27,177,205, in 2001, 2000 and 1999, respectively.

The shares outstanding used to compute diluted earnings per share for 2001, 2000 and 1999 excluded outstanding options to purchase 268,883; 1,863,037; and 1,391,777 shares of common stock, respectively, with weighted-average exercise prices of $26.64, $24.75 and $26.20, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

CAPITALIZED INTEREST The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $15,386,000 in 2001, $17,919,000 in 2000, and $13,100,000 in 1999 of which $1,666,000, $1,165,000 and $738,000 was capitalized in 2001, 2000 and 1999, respectively.

CASH AND CASH EQUIVALENTS Short-term investments, with maturities of less than 90 days at the date of purchase, are considered cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows. These investments are stated at cost which approximates market.

INVENTORIES The Corporation's inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor and manufacturing overhead.

Inventory amounts at December 29, 2001, and December 30, 2000, were as follows:

Dollars in thousands	2001	2000
Raw materials and supplies	$38,432	$ 58,513
Work-in-process and finished goods	32,647	49,596
Net inventories	$71,079	$108,109

SOFTWARE DEVELOPMENT Costs incurred in the development of new products, prior to establishing technological feasibility, are charged to expense as incurred. SFAS No. 86 requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Corporation's product development process, technological feasibility is established upon completion of a detailed design. Capitalized software costs are amortized on a product-by-product basis over a period of five years, depending on the estimated useful life of the software. The unamortized balance, as included in other assets, was $11,058,000, and $11,494,000 at December 29, 2001 and December 30, 2000, respectively. Accumulated amortization of capitalized software costs was $5,333,000 at December 29, 2001. The Corporation believes the capitalized software development costs are realizable based on the projected undiscounted earnings of the related product.

PLANT AND EQUIPMENT Plant and equipment (including major renewals and betterments) are carried at cost and depreciated over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are generally amortized over the term of the leases on a straight-line basis. The general range of useful lives for financial reporting is 15 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment.

INCOME TAXES Deferred tax liabilities and assets are determined based on the difference between the book and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

GOODWILL Goodwill is amortized and charged against operations on a straight-line method over periods of 20 to 25 years. The realizability of goodwill is evaluated annually based upon the undiscounted cash flows of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $17,920,000, and $14,915,000 as of December 29, 2001, and December 30, 2000, respectively.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the statement, goodwill will no longer be amortized; however, it must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The Corporation adopted the statement for 2002. Goodwill amortization expense in 2001 was $3,005,000. The Corporation is in the process of assessing the impairment provisions of SFAS No. 142. Such assessment must be completed by the second quarter of 2002. The Corporation does not currently believe there will be any significant impairment.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

DERIVATIVE FINANCIAL INSTRUMENTS The Corporation enters into forward exchange contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. Those foreign currency contracts are adjusted to their fair market value with the gain or loss reflected in other income (expense) in the accompanying consolidated statements of earnings. For each of the three years presented, the gain or loss recognized on these contracts was not material.

>> 2

Acquisitions and Investments

INVESTMENT IN XYAN.COM During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc., ("Xyan.com") a start-up Internet-enabled digital document solutions provider. In March 2001, Xyan.com filed for bankruptcy under Chapter 11 as a result of the inability to obtain additional financing for its continued operation, coupled with the unfavorable operating results due to the economic downturn in its market. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating charge of $12.5 million ($7.5 million or $.30 per diluted share, after tax).

OTHER ACQUISITIONS In May 2000, the Corporation acquired Southeastern Color Graphics ("Southeastern") for approximately $11.5 million in cash plus the assumption of approximately $8.0 million in debt. Southeastern focuses on product niches that address the non-textbook print component requirements of elementary and high school markets. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets acquired by $6.3 million. The acquisition was accounted for as a purchase.

In July 1999, the Corporation acquired a 50 percent equity interest in a newly formed joint venture for approximately $5.8 million. The joint venture, Banta G. Imagen S. de R.L. de C.V., based in Queretaro, Mexico, provides a variety of products and services for the commercial print market. The equity method of accounting is used to account for this investment.

>> 3

Short-Term Debt

The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At December 29, 2001, the Corporation had credit facilities totaling $113 million. Of this total, $105 million represents credit facilities made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts, which is used to finance the Corporation's European operations. At December 29, 2001, the Corporation had no borrowings outstanding. At December 30, 2000, the Corporation had notes payable outstanding aggregating $46.9 million against the credit facilities, which consisted entirely of commercial paper with a weighted average interest rate of 7.0%. The maximum outstanding borrowings during 2001 and 2000 were $55.2 million and $89.5 million, respectively. The average outstanding borrowings during 2001 and 2000 were $21.3 million and $75.8 million, respectively. The weighted-average interest rates on such borrowings during 2001 and 2000 were 5.2% and 6.6%, respectively.

>> 4

Long-Term Debt

Long-term debt, including amounts payable within one year, consists of the following:

Dollars in thousands	Maturities	2001	2000
Promissory Notes:			
8.05%	2002–2005	$ 50,000	$ 50,000
7.45%	2001	—	20,000
6.81%	2004–2010	35,000	35,000
7.62%	2002–2009	17,857	20,238
7.98%	2002–2010	20,238	22,619
9.53%	2002–2005	7,273	9,091
7.38%	2005–2015	15,000	15,000
Notes Payable and Capital Lease Obligations, generally fixed rates of interest, 7.2% to 10.7%	2002–2008	5,750	6,112
Industrial Revenue Bonds:			
Floating rates of interest, approximating 80% of the prime rate	2002–2015	3,800	6,150
Fixed rate of interest at 7.5%	2002	120	260
Other fixed rates of interest, 6.0% to 9.4%	2002–2005	1,858	3,237
		156,896	187,707
Less current maturities		(25,915)	(8,505)
Long-term debt		$130,981	$179,202

Maturities of long-term debt during the next five years are: 2002, $25,915,000; 2003, $19,492,000; 2004, $19,485,000; 2005, $25,735,000; and 2006, $11,414,000. Industrial Revenue Bonds aggregating $920,000 are secured by certain real estate and equipment.

The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all debt covenants at December 29, 2001.

One of the Promissory Note agreements contains covenants, which restrict the payment of dividends. As of December 29, 2001, $100,596,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 29, 2001, including current maturities, was estimated by management to be $176,047,000.

>> 5

Stock Option Plans

At December 29, 2001, the Corporation had options outstanding or available for grant under two stock option plans — the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant. At December 29, 2001, 2,177,799 shares of the Corporation's common stock were reserved for future option grants.

The plans permit participants to use option shares for the purpose of offsetting income tax liabilities incurred upon the exercise of stock options and allow for grants of either Incentive Stock Options or Nonstatutory Stock Options. The plans include provisions that authorize options to be granted to non-employee Directors.

The following table summarizes activity under the stock option plans:

	Options	Price Range	Weighted Average Price
OUTSTANDING AT JANUARY 2, 1999	1,945,370	$20 – $31	$25
Granted	691,000	19 – 24	23
Exercised	(277,855)	21 – 24	21
Canceled or expired	(217,531)	20 – 31	26
OUTSTANDING AT JANUARY 1, 2000	2,140,984	19 – 31	25
Granted	573,500	18 – 22	20
Exercised	(2,000)	21 – 21	21
Canceled or expired	(327,616)	21 – 28	26
OUTSTANDING AT DECEMBER 30, 2000	2,384,868	18 – 31	23
Granted	775,500	26 – 28	28
Exercised	(278,523)	18 – 28	23
Canceled or expired	(75,668)	18 – 31	24
OUTSTANDING AT DECEMBER 29, 2001	2,806,177	$18 – $31	$25

Of the options outstanding at December 29, 2001, 1,506,378 were exercisable at prices ranging from $18 to $31, and a weighted average of $24. The balance of the options become exercisable at various times through 2004 at prices ranging from $18 to $28, and a weighted average of $25.

During 2001, 2000 and 1999, 115,288; 75; and 140,609 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

The Corporation accounts for stock options pursuant to the provisions of APB Opinion No. 25, which requires no compensation cost to be recognized when stock options are granted at fair value. If the Corporation had charged earnings for the compensation cost related to its stock option grants determined consistent with SFAS No. 123, its net earnings and earnings per share would have been reduced to the following pro forma amounts:

Dollars in thousands, except per share amounts	2001	2000	1999
Net Earnings:			
As Reported	$49,997	$58,743	$16,010
Pro Forma	47,691	56,485	14,123
Earnings per share of common stock:			
Basic: As Reported	$2.03	$2.35	$0.59
Pro Forma	1.93	2.26	0.52
Diluted: As Reported	2.01	2.35	0.59
Pro Forma	1.92	2.26	0.52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.2%, 5.9% and 5.9%; expected dividend yields of 2.3%, 2.9% and 2.0%; expected lives of 6.0 years; expected volatility of 35%, 35% and 33%. The weighted average fair value of the options granted in 2001, 2000 and 1999 was $6.77, $5.12 and $5.89, respectively.

>> 6

Operating Leases

The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $22,338,869, $18,733,000 and $13,819,000 in 2001, 2000 and 1999, respectively. Minimum rental commitments for the years 2002 through 2006 aggregate $18,465,000, $16,507,000, $13,896,000, $9,905,000 and $7,816,000, respectively, and $28,496,000, thereafter.

>> 7

Restructuring Charge

In the second quarter of 1999, the Corporation recorded a restructuring charge, including related asset writedowns, of $55.0 million ($38.5 million, after tax). The restructuring primarily involved the Corporation's print segment and resulted in three facility closings and the elimination of certain under-performing business assets. The restructuring also resulted in workforce reductions of approximately 650 employees (350 employees at the three facilities closed) and the writedown of certain long-lived assets, including goodwill.

With the exception of continued lease payments for certain of the closed facilities, all restructuring actions were substantially completed in 2000.

Details of the restructuring charge are as follows (in thousands):

Dollars in thousands	Original Restructuring Charge	Used in 1999	Used in 2000	Used in 2001	Year-End Balance
Writedown of intangible assets, including goodwill	$15,600	$(15,600)	$ —	$ —	$ —
Writedown of tangible assets	15,300	(15,300)	—	—	—
Lease termination payments	11,500	(2,764)	(1,940)	(1,318)	5,478
Employee severance and termination benefits	8,300	(6,588)	(1,712)	—	—
Other facility exit costs	4,300	(2,799)	(1,501)	—	—
Total	$55,000	$(43,051)	$(5,153)	$(1,318)	$5,478

>> 8

Employee Benefit Plans

The Corporation and its unions have several pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation makes contributions to the qualified plans each year, at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974. The Corporation also maintains a non-qualified supplemental retirement plan, which is not funded.

The Corporation and its subsidiaries also provide non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year. Due to the terms of the Corporation's postretirement healthcare program, assumed healthcare cost rate trends do not affect the Corporation's costs.

Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Service cost-benefits earned during the year	$ 6,042	$ 5,431	$ 5,794	$1,141	$ 990	$1,144
Interest cost on projected benefit obligation	7,349	6,897	6,442	1,032	879	855
Expected return on plan assets	(10,814)	(10,027)	(9,015)	—	—	—
Amortization of prior service cost	448	448	443	26	26	26
Amortization of transition obligation (asset)	(346)	(394)	(394)	255	255	255
Amortization of net gain	(1,014)	(1,068)	(96)	—	(29)	—
Net pension and other benefits expense	$ 1,665	$ 1,287	$ 3,174	$2,454	$2,121	$2,280

Significant assumptions used in determining net pension and postretirement benefit expense for the Corporation's plans are as follows:

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Discount rate	7.50%	7.75%	7.00%	7.50%	7.75%	7.00%
Expected rate of increase in compensation	4.0	4.0	4.0	—	—	—
Expected long-term rate of return on plan assets	9.5	9.5	9.5	—	—	—

All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $11,715,000 and $8,873,000 in 2001, respectively, and $10,230,000 and $6,647,000 in 2000, respectively. Plan assets for the funded plans include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.25% at December 29, 2001 and 7.50% at December 30, 2000:

	Pension Benefits		Other Benefits	
Dollars in thousands	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$103,419	$ 91,724	$13,606	$12,553
Service cost	6,042	5,431	1,141	990
Interest cost	7,349	6,897	1,032	879
Change in assumptions	763	3,613	1,104	(454)
Participants' contributions	—	—	442	362
Plan amendments	—	81	—	—
Benefits paid	(4,460)	(4,327)	(887)	(724)
	113,113	103,419	16,438	13,606
Change in plan assets:				
Fair value of plan assets at beginning of year	116,528	115,192	—	—
Actual return on plan assets	(3,072)	5,288	—	—
Employer contributions	358	375	445	362
Participants' contributions	—	—	442	362
Benefits paid	(4,460)	(4,327)	(887)	(724)
	109,354	116,528	—	—
Plan assets less than (in excess of) benefit obligation	3,759	(13,109)	16,438	13,606
Unrecognized net gain	7,753	23,416	2	1,105
Unrecognized prior service cost	(1,877)	(2,325)	(402)	(428)
Unrecognized net asset (obligation)	207	553	(2,800)	(3,055)
Adjustment required to recognize minimum liability	1,200	158	—	—
Accrued pension cost (included in other non-current liabilities)	$ 11,042	$ 8,693	$13,238	$11,228
Intangible asset recognized in Consolidated Balance Sheets	$ 1,200	$ 158	$ —	$ —

Approximately 28% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,406,000, $2,406,000 and $2,628,000 in 2001, 2000 and 1999, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

The Corporation has established an Incentive Savings Plan (401k) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2001, 2000 and 1999 were $2,779,000, $2,863,000 and $2,832,000, respectively.

>> 9

Capital Stock

In April 1998 the Board of Directors authorized a program for the repurchase of $60 million of common stock. This program was expanded in October 1998 for the repurchase of an additional $50 million of common stock. During 1999, 2,572,400 shares were repurchased under this authority for an aggregate cost of $58,342,000. In December 1999 this program was expanded for the repurchase of an additional $100 million of common stock. During 2000, an additional 1,261,100 shares were repurchased under the authority for an aggregate cost of $24,024,000. No shares were repurchased during 2001.

Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock were recorded as treasury stock. At December 29, 2001, the Corporation held 3,144,400 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

Pursuant to the Corporation's Shareholder Rights Plan, which was modified on November 5, 2001, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $140 per share (equivalent to $70 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 15% or more of the common stock. Upon the occurrence of certain events, including a person, or group, acquiring 15% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's then-current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of $.001 per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2011, subject to amendment.

>> 10

Income Taxes

The provision for income taxes consists of the following:

Dollars in thousands	2001	2000	1999
Current:			
Federal	$26,853	$24,881	$18,852
State	5,226	6,577	5,465
Foreign	3,235	2,225	2,824
	35,314	33,683	27,141
Deferred	(3,114)	4,217	(8,541)
Provision for income taxes	$32,200	$37,900	$18,600

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

	2001	2000	1999
Statutory federal tax rate	35.0%	35.0%	35.0%
Foreign rate differential	(4.1)	(1.5)	—
Subsidiary basis adjustment	—	—	7.9
State and local income taxes,			
less applicable federal tax benefit	4.5	4.7	5.6
Amortization of nondeductible goodwill	.6	.5	2.3
Other, net	3.2	.5	2.9
Effective income tax rate	39.2%	39.2%	53.7%

Temporary differences which give rise to the deferred tax assets and liabilities at December 29, 2001, and December 30, 2000, are as follows:

Dollars in thousands	2001	2000
Net current deferred tax assets:		
Vacation accrual	$ 3,615	$ 3,533
Other accrued liabilities	8,207	9,851
Reserve for uncollectible accounts	2,510	2,437
Other	1,826	249
Net current deferred tax assets	$ 16,158	$ 16,070
Net long-term deferred tax liabilities:		
Accelerated depreciation	$(28,010)	$(27,909)
Deductible goodwill amortization	(1,512)	(1,541)
Accrued pension cost	4,426	3,685
Accrued postretirement benefit cost	5,423	4,429
Deferred compensation	3,179	2,387
Other	(4,586)	(5,157)
Net long-term deferred tax liabilities	$(21,080)	$(24,106)

No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $27,735,000 at December 29, 2001, and are considered permanently invested. If undistributed earnings were remitted, tax credits would substantially offset any resulting domestic tax liability.

The non-United States component of income before income taxes was $20,996,000, $10,260,000 and $6,730,000 in 2001, 2000 and 1999, respectively.

>> 11

Contingencies

The Corporation is involved in various claims, including those related to environmental matters, and lawsuits arising in the normal course of business. In the opinion of management, the ultimate liability, if any, for these claims and lawsuits beyond any reserves already provided, will not have a material adverse effect on the consolidated statements of earnings of the Corporation.

>> 12

Segment Information

The Corporation operates in two primary business segments, print and supply-chain management, with other business operations in healthcare products. The print segment provides products, including digital imaging, and services to publishers of educational and general books, and special-interest magazines, and is a supplier of consumer and business catalogs, and direct marketing materials. The supply-chain management segment provides product assembly, testing, fulfillment and product localization services primarily to technology companies in North America, Europe and Asia. The healthcare products business is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals.

These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2001, 2000 and 1999 are as follows:

Dollars in thousands	2001	2000	1999
NET SALES			
Printing	$1,009,047	$1,100,213	$ 997,150
Supply-chain management	345,865	335,772	213,397
Healthcare	103,023	101,744	104,731
Total	$1,457,935	$1,537,729	$1,315,278
DEPRECIATION AND AMORTIZATION			
Printing	$ 59,447	$ 60,942	$ 59,213
Supply-chain management	9,732	8,379	3,532
Healthcare	4,749	4,688	4,370
Total[1]	$ 73,928	$ 74,009	$ 67,115
EARNINGS FROM OPERATIONS[2]			
Printing	$ 93,778	$ 106,196	$ 93,410
Supply-chain management	24,683	20,698	10,308
Healthcare	9,549	7,243	14,992
Total	$ 128,010	$ 134,137	$ 118,710
TOTAL ASSETS			
Printing	$ 530,769	$ 604,454	$ 562,677
Supply-chain management	151,867	163,046	114,296
Healthcare	66,596	74,054	72,160
Total	$ 749,232	$ 841,554	$ 749,133
CAPITAL EXPENDITURES			
Printing	$ 41,146	$ 65,264	$ 65,656
Supply-chain management	5,933	11,421	13,946
Healthcare	1,616	1,430	3,595
Total[1]	$ 48,695	$ 78,115	$ 83,197

[1] Difference between segment total and the total included in the consolidated financial statements is unallocated corporate headquarter amounts.

[2] Earnings from operations for 1999 exclude a restructuring charge (see Note 7) of $55.0 million.

The following table presents a reconciliation of certain segment information to the totals contained in the Consolidated Financial Statements:

Dollars in thousands	2001	2000	1999
Earnings from operations:			
Reportable segment earnings	$128,010	$134,137	$118,710
Unallocated corporate expenses	(19,601)	(19,344)	(15,340)
Restructuring charge	—	—	(55,000)
Interest expense	(13,720)	(16,754)	(12,362)
Write-off of investment	(12,500)	—	—
Other income (expense)	8	(1,396)	(1,398)
Earnings before income taxes	$ 82,197	$ 96,643	$ 34,610
Total assets:			
Reportable segment assets	$749,232	$841,554	$749,133
Intergroup receivable elimination	(330)	(378)	(1,405)
Other unallocated amounts[1]	39,144	13,348	25,616
Consolidated total assets	$788,046	$854,524	$773,344

[1] Prior to 2000, deferred tax assets were included in the "other unallocated amounts." In 2001, "other unallocated amounts" included $28.0 million of cash and short-term investments.

Summarized geographic data for the Corporation's operations for 2001, 2000 and 1999 are as follows (net sales are attributed to countries primarily based on location of operation):

Dollars in thousands	2001	2000	1999
Net sales:			
United States	$1,244,783	$1,358,233	$1,153,779
Ireland	105,368	89,467	91,423
Other foreign countries	107,784	90,029	70,076
	$1,457,935	$1,537,729	$1,315,278
Assets:			
United States	$ 678,322	$ 758,512	$ 697,814
Ireland	71,240	50,705	48,346
Other foreign countries	38,484	45,307	27,184
	$ 788,046	$ 854,524	$ 773,344

Unaudited Quarterly Financial Information

The following table presents financial information by quarter for the years 2001 and 2000.

	Quarter Ended March		Quarter Ended June		Quarter Ended September		Quarter Ended December	
Dollars in thousands (except per share data)	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	$372,777	$341,534	$337,396	$358,592	$376,615	$417,395	$371,147	$420,208
Gross earnings	67,396	66,507	71,940	74,491	78,444	86,875	80,333	82,602
Net earnings	2,632*	9,894	12,471	12,644	18,748	19,247	16,146	16,958
Basic earnings per share	.11*	.39	.51	.50	.76	.78	.65	.69
Diluted earnings per share	.11*	.39	.50	.50	.75	.78	.65	.69

*First quarter 2001 results of operations include a non-cash write-off of the investment in XYAN.com of $7.5 million, after tax ($.30 per common share).

Dividend Record and Market Prices

Per Share of Common Stock	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Entire Year
2001 dividends paid	$ .15	$ .15	$ .15	$ .16	$ .61
Price range:					
High	$27.39	$29.68	$30.92	$30.23	$30.92
Low	22.93	24.43	25.31	26.80	22.93
2000 dividends paid	$ .15	$ .15	$ .15	$ .15	$ .60
Price range:					
High	$22.19	$19.92	$24.44	$25.37	$25.37
Low	17.56	18.00	18.19	21.00	17.56

The stock prices listed above are the high and low trades. As of January 28, 2002, the Corporation had 1,898 shareholders of record.

Report of Independent Public Accountants

TO THE SHAREHOLDERS OF BANTA CORPORATION:
We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended December 29, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of December 29, 2001, and December 30, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Milwaukee, Wisconsin
January 28, 2002

Responsibility for Financial Statements

The Consolidated Financial Statements and other financial references appearing in this Annual Report were prepared by management in conformity with generally accepted accounting principles appropriate for the circumstances. Where acceptable alternative accounting principles exist, as described in Note 1 of the Notes to the Consolidated Financial Statements, management uses its best judgment in selecting those principles that reflect fairly the financial position and results of operations of the Corporation. The accounting records and systems of internal control are designed to reflect the transactions of the Corporation in accordance with established policies and procedures. Financial and operational reviews are undertaken by management to provide assurance that the books and records properly reflect transactions authorized by the Corporation.

The Consolidated Financial Statements appearing in this Annual Report have been audited by Arthur Andersen LLP. Its audits were made in accordance with auditing standards generally accepted in the United States and provide an independent review of those management responsibilities that relate to the preparation of this Annual Report.

The Audit Committee of the Board of Directors, comprised of directors who are not officers or employees, reviews the financial and accounting reports of the Corporation, including a review and discussion of the principles and procedures used by management in preparation of the financial statements. The independent auditors have full and free access to the Audit Committee and meet with it to review the results of the audit engagement, the preparation of the Annual Report and to discuss auditing and financial reporting matters.

Board of Directors

JAMESON ADKINS BAXTER[2,3] is President of Baxter Associates Inc., a management consulting and private investments firm based in Palatine, IL. From 1974 to 1986 she was Vice President of First Boston Corporation. Mrs. Baxter has been a Director since 1991.

DONALD D. BELCHER is Chairman and Chief Executive Officer of Banta Corporation. He joined Banta in 1994 as President and Chief Operating Officer, having previously served in various executive management positions with Avery Dennison Corporation, Pasadena, CA. Mr. Belcher was Senior Group Vice President from 1990 to 1994; Group Vice President, Converted Products, 1982 to 1990; and Group Vice President, Europe, 1978 to 1982. He has been a Director since 1994.

JOHN F. BERGSTROM[2] is Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, WI. He has served in that capacity since 1974 when he co-founded the Corporation, which today comprises businesses in three primary areas: automobile sales and service, credit life insurance, and automotive fleet leasing. Mr. Bergstrom has been a director since 1998.

URSULA M. BURNS[2] is Senior Vice President of Xerox Corporation and President of the Xerox Document Systems and Solutions Group, Rochester, NY. She joined Xerox in 1980 with a degree in mechanical engineering. Ms. Burns' appointments include Senior Vice President, Corporate Strategic Services, Worldwide Business Services in 2000; Vice President/General Manager, Departmental Business Unit in 1997; Vice President/General Manager, Work Group Copier Business Unit in 1995; Vice President/General Manager, Office Color and Facsimile Business in 1992; and Executive Assistant to the Chairman and CEO in 1990. Ms. Burns has been a director since January 2002.

HENRY T. DENERO[3] is the former Chairman and Chief Executive Officer of HomeSpace, Inc., an Internet and homeowner services provider. From 1995 to 1998 he was Executive Vice President of First Data Corp., Atlanta, GA. From 1992 to 1994 he was Vice Chairman and Chief Financial Officer of Dayton Hudson Corp. and prior to that was a Director of McKinsey & Company, a management consulting firm. Mr. DeNero has been a Director since 1996.

RICHARD L. GUNDERSON[1,2,3] is a private investor and retired Chairman of Aid Association for Lutherans, Appleton, WI. From 1987 to 1996 he was President and Chief Executive Officer of Aid Association for Lutherans. Prior to that he was President and Chief Executive Officer of Western Life Insurance Company. Mr. Gunderson is a Chartered Financial Analyst (CFA) and has been a Director since 1995.

GERALD A. HENSELER is Executive Vice President and Chief Financial Officer of Banta Corporation. He had been Senior Vice President from 1989 to 1992, Treasurer from 1972 to 1992, and Vice President from 1981 to 1989. He has been a Director since 1982.

BERNARD S. KUBALE[1,3] is a retired Partner of the law firm Foley & Lardner, Milwaukee, WI. From 1987 to 1994 he was Chief Executive of Foley & Lardner. Mr. Kubale has been a Director since 1973.

RAY C. RICHELSEN[1,2] is the retired Executive Vice President of 3M's Transportation, Graphics & Safety Markets, St. Paul, MN. He joined 3M in 1963 as a project engineer, advancing through several positions prior to becoming Manufacturing Director, 3M Europe in 1980. Mr. Richelsen was named Executive Director, International Manufacturing in 1982; Division Vice President/General Manager, Traffic Controls Materials in 1984; and Managing Director, 3M France in 1987. He then served as Group Vice President for three different 3M Groups prior to assuming the position from which he retired in 1998. Mr. Richelsen has been a director since 1998.

STEPHANIE A. STREETER is the President and Chief Operating Officer of Banta Corporation. She joined Banta in January 2001, having previously been Chief Operating Officer of idealab!, Pasadena, CA. Ms. Streeter served in various executive management positions with Avery Dennison Corporation beginning in 1985, and served as Group Vice President, Worldwide Office Products from 1996 to 2000. Ms. Streeter has been a director since July 2001.

MICHAEL J. WINKLER[3] is Executive Vice President, Global Business Units for Compaq Computer Corporation, Houston, TX. From 1991 to 1995 he was Vice President and General Manager for Toshiba America Information Systems Inc. Prior to that he was Vice President of Worldwide Marketing, Printing Systems with Xerox Corporation. Mr. Winkler has been a Director since 1996.

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Nominating and Corporate Governance Committee

Banta Corporation Board of Directors, from left, Gerald A. Henseler, Ray C. Richelsen, Stephanie A. Streeter, Michael J. Winkler, Ursula M. Burns, Donald D. Belcher, Bernard S. Kubale, Jameson Adkins Baxter, John F. Bergstrom, Henry T. DeNero and Richard L. Gunderson. >>

Senior Management

Corporate Officers

DONALD D. BELCHER
Chairman and
Chief Executive Officer

STEPHANIE A. STREETER
President and
Chief Operating Officer

GERALD A. HENSELER
Executive Vice President

DANIEL W. KIENER
Vice President and
Chief Financial Officer

RONALD D. KNEEZEL
Vice President
General Counsel and Secretary

DENNIS J. MEYER
Vice President
Marketing and Planning

FRANK W. RUDOLPH
Vice President
Human Resources

Operating Executives

JAMES M. CYZE
President
Banta Direct Marketing Group

PETER R. HANSON
President
Banta Publications Group

WILLIAM J. HEPLER
President
Banta Catalog Group

ADDIS T. HILLIKER
Vice President, Corporate
Supply-Chain Management

PATRICK G. KEOHANE
President
Banta Global Turnkey Group

TERRY J. MARGOLIS
President
Banta Healthcare Group

RONALD J. MUSIL
President
Banta Book Group

LARRY L. PANOZZO
President
Banta Commercial Print Group

GORDON A. RULE
Executive Vice President
of Operations, Print Sector

Banta Worldwide Operations

Print Sector

BANTA BOOK GROUP
Appleton, WI
Atlanta, GA
Cambridge, MA
Eden Prairie, MN
Green Bay, WI
Harrisonburg, VA
Johnson City, TN
Kaukauna, WI
Kent, WA
Menasha, WI
Milwaukee, WI
Oakdale, MN
Queretaro, Mexico
Schaumburg, IL
Spanish Fork, UT

BANTA CATALOG GROUP
Minneapolis, MN
St. Paul, MN

BANTA DIRECT MARKETING GROUP
Chanhassen, MN
Danbury, CT
Elk Grove Village, IL

BANTA PUBLICATIONS GROUP
Greenfield, OH
Liberty, MO
Long Prairie, MN

Supply-Chain Management Sector

BANTA GLOBAL TURNKEY GROUP
Fort Worth, TX
Fremont, CA
Houston, TX
Plover, WI
Apeldoorn, Netherlands
Cork, Ireland
Dublin, Ireland
Edinburgh, Scotland
Guadalajara, Mexico
Limerick, Ireland
Penang, Malaysia
Singapore

Healthcare Products

BANTA HEALTHCARE GROUP
Neenah, WI
Rialto, CA



Shareholder Information


BANTA
Providing Single-Source Solutions

ONLINE INFORMATION
For more information on Banta Corporation, including copies of its latest news releases, visit the company's World Wide Web site at www.banta.com

LEGAL COUNSEL
Foley & Lardner, Milwaukee, WI

AUDITORS
Arthur Andersen LLP, Milwaukee, WI

ANNUAL MEETING
The Annual Meeting will begin at 2 p.m. Central Time on Tuesday, April 23, 2002, at the Radisson Paper Valley Hotel, 333 W. College Avenue, Appleton, WI.

FORM 10-K
Copies of the Form 10-K filed with the Securities and Exchange Commission can be obtained by writing:
Gerald A. Henseler
Executive Vice President
Banta Corporation
P.O. Box 8003
Menasha, WI 54952-8003

TRANSFER AGENT
U.S. Bank, N.A., Milwaukee. WI

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
BN LISTED NYSE.
A common stock Dividend Reinvestment and Stock Purchase Plan is available to employees and shareholders of record from the Corporation's transfer agent, U.S. Bank, N.A. Dividends and optional cash investments are used to buy common shares at market value in accordance with the Plan. For information, please contact:
Senior Trust Officer
U.S. Bank, N.A.
P.O. Box 2077
Milwaukee, WI 53201-2077
800-637-7549

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, including revenue and earnings projections, plans, results or strategies, are considered forward-looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' order patterns or demand for the Corporation's products, changes in raw material costs and availability, unanticipated changes in operating expenses, success with operational start ups, unanticipated production difficulties, and any unanticipated delay in the economic recovery. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date hereof, and Banta Corporation undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

2001 Annual Report Production
Electronic prepress, printing and binding by Banta Direct Marketing-Minneapolis

BANTA CORPORATION

225 Main Street
Box 8003
Menasha, WI 54952-8003